Alpha Investment Inc.

200 East Campus View Blvd., Suite 200

Columbus, OH 43235

January 3, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:  Tom Kluck, Esq.

Sandra B. Hunter, Esq.

Ms. Becky Chow

Ms. Kristi Marrone

Re:

Alpha Investment Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Filed October 27, 2017

File No. 333-221183

Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”)

Filed March 16, 2017

File No. 333-198772

Ladies and Gentlemen:

In response to the Staff’s comment letter of November 21, 2017 (the “Letter”), Alpha Investment Inc. (the “Company”) hereby files (a) Amendment No. 1 to the Registration Statement on Form S-1 and (b) Form 10-K/A, Amendment No. 1 to the Form 10-K.

The following sets forth the Company’s response to the comments set forth in the Letter.  For your convenience, the response to each comment follows the comment itself.

General

Comment:

1.

Please supplement ally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

Copies of the pages of the dedicated website proposed to be used by the Company in connection with the Direct Public Offering are enclosed with a copy of this letter delivered to the Staff by overnight courier.

Comment:

2.

We note that you indicate on the cover page of the registration statement that the approximate date of commencement of the proposed sale to the public is “from time to time after the effective date of this registration statement.”  As you do not appear to be qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public, please revise your disclosure accordingly or advise.

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Response:

The language on the cover page of the registration statement has been revised to provide that the commencement date of the proposed sale to the public will occur as soon as practicable after the effective date of the Registration Statement.

Comment:

3.

We note your disclosure on the prospectus cover page, on page 22 under the heading “Market for Common Equity and Related Stockholder Matters,” and throughout the prospectus that your shares are quoted on the OTC Pink under the symbol “ALPC” and that on October 24, 2017, the most recent date for which a quotation for your shares is available, the closing price for your common stock on the OTC Pink was $0.75 per share as reported by OTC Markets Group. We are unable to locate this information in looking at publicly available information online.  Please direct us to such information or advise.

Response:

The disclosure under the heading “Market for common Equity and Related Stockholder Matters” and elsewhere throughout the Prospectus has been corrected in response to the Staff’s comment.

Comment:

4.

Your disclosure states that the selling shareholders will offer and sell their shares of common stock at a fixed offering price “until a liquid market develops.”  Please note that the OTC Pink Marketplace mentioned on the prospectus cover page and throughout the document is not an established public trading market into which the selling shareholders may offer and sell their shares of common stock at other than a fixed price. See Item 501(b)(3) of Regulation S-K. Please revise your disclosure throughout to reflect that the shares offered in this offering will be sold at the fixed price of $15.00 for the duration of the offering.

Response:

The disclosure throughout the Prospectus has been revised to provide that until quoted on the OTCQX or OTCQB tiers of the over-the-counter market operated by OTC Markets Group, Inc. or any other national securities exchange, the shares of common stock offered by the selling stockholders will be offered and sold at a fixed price of $15.00 per share.

Comment:

5.

Please revise the outside back cover page of the prospectus to advise dealers of their prospectus delivery obligation, including the expiration date specified by Section 4(3) of the Securities Act.  Please refer to Item 502(b) of Regulation S-K.

Response:

The outside back cover page of the Prospectus has been revised in accordance with the Staff’s comment.

Comment:

6.

We note your disclosure that you will be heavily dependent on your principal stockholder, Omega Commercial Finance Corp., to generate loans through their correspondent platforms.  We further note your disclosure that your CEO also serves as the CEO of Omega.  Please expand your disclosure to describe in greater detail the business of Omega and explain whether any conflicts of interests will arise out of this relationship, including whether you will compete with Omega for business.

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Response:

The requested disclosure regarding Omega has been added to the Overview subsection of Summary and Business, as well as elsewhere in the Prospectus.  In addition, the Risk Factor section and other disclosure in the Prospectus has been revised to discuss potential conflicts of interest in greater detail.

Comment:

7.

We note your references throughout to “restricted” shares of common stock.  Under an appropriately captioned heading, please describe the terms of the “restricted” shares.

Response:

As a result of the confusion which the term “restricted” was causing, and because there are no contractual restrictions on the shares other than as described in the prospectus, we have deleted it from the Prospectus.

Comment:

8.

Under an appropriately captioned heading, please provide the disclosure required by Items 505 and 512 of Regulation S-K.  Please refer to Items 5 and 17 of Form S-1, respectively.

Response:

The disclosure required by Item 505 of Regulation S-K has been added to the section of the Prospectus entitled “Market for Common Equity and Related Stockholder Matters.”  The disclosure required by item 312 of Regulation S-K already appears in Item 17 of the Registration Statement.

Comment:

9.

We note that part of this offering is a resale of shares from a private placement on September 20, 2017. We further note your disclosure that the funds from that private placement are being held in escrow and that the purchaser has a right to require the Company to repurchase the shares if the opening bid price of your shares on the OTC market is less than $15.00 per share or the completion of a $30 million preferred debt financing has not closed. In light of these facts, please explain in detail how the private placement is a completed transaction or sale under the Securities Act for purposes of conducting a resale offering of such securities pursuant to this registration statement. We may have further comment.

Response:

The shares of our common stock offered and sold in the $2,500,000 Private Offering have been deleted from the Registration Statement pursuant to the Staff’s comment

Prospectus Cover Page

Comment:

10.

We note your disclosure on the cover page, page 8 and page 21 that “[t]here can be assurance given that any liquid public market for our shares will develop and be sustained.” Please revise to clarify throughout hat there can be no assurance that a liquid public market for your shares will develop and be sustained.

Response:

The inadvertent error in language noted by the Staff has been corrected throughout the Prospectus.

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Prospectus Summary, page 6

Comment:

11.

We note your disclosure on pages 6 and 7 regarding sales of the Company’s common stock that occurred in 2017.  We further note your disclosure on page 7 that proceeds were deposited in the escrow account of the purchaser’s counsel and that if at any time prior to October 25, 2017, the opening bid price of your shares on the OTC market is less than $15.00 per share, the purchaser shall have the option exercisable 60 days after the October 25, 2017 to require the Company to repurchase the shares for the purchase price paid.  Please revise to expand and update your disclosure surrounding this transaction. For example, purposes only, please clarify which sales proceeds were deposited in the escrow account and affirmatively state, if true, that the purchaser has the option to require the Company to repurchase the shares for the purchase price paid. Please also revise to include a related risk factor to the extent applicable.

Response:

The disclosure regarding the escrow arrangement relating to the $2,500,000 Private Offering has been clarified and expanded as requested by the Staff.  In addition, an appropriate risk factor has been added as suggested by the Staff.

Comment:

12.

We note your disclosure on page 7 that if a $30 million preferred debt financing for the benefit of an entity acceptable to the purchaser is not approved, closed, and funded prior to October 25, 2017, the purchaser shall have the option to deliver a Repurchase Notice to the Company and to the Escrow Agent.  Please revise to update your disclosure to state whether the $30 million preferred debt funding was approved, closed and funded prior to the Release Date and to describe any implications or risks related to this.

Response:

The disclosure has been updated as requested by the Staff.

Risk Factors, page 10

“Our internal controls may be inadequate, which could cause our financial reporting to be unreliable and lead to misinformation being disseminated to the public,” page 13

Comment:

13.

Please revise your risk factor heading to include language reflecting that you have identified material weaknesses and concluded that your internal controls over financial reporting are not effective.  Please also expand this risk factor to disclose this risk.

Response:

The risk factor has been revised and expanded to disclose the identification by management of material weaknesses and to set forth those weaknesses as well as the determination that the Company’s internal controls over financial reporting are not effective.

Selling Stockholders, page 21

Comment:

14.

We note your disclosure that the prospectus covers the resale of 994,300 shares sold in your initial public offering which were subsequently acquired by 33 Capital Street LLC. Please revise to disclosure the circumstances pursuant to which 33 Capital Street LLC acquired these shares.

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Response:

The disclosure has been revised and clarified as requested by the Staff.

Comment:

15.

Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.  If any selling shareholder is a broker-dealer or an affiliate of a broker- dealer, please tell us whether the selling shareholder received its shares as underwriting compensation. We may have additional comments.

Response:

The disclosure has been added to clarify that neither selling stockholder is a broker-dealer or affiliate of a broker-dealer.

Proposed Business, page 24

Comment:

16.

We note your disclosure that you intend to provide capital directly to affiliated lenders to fund loans through their correspondent platforms.  Please revise your disclosure to identify the affiliated lenders and describe in greater detail the platforms to which you refer.

Response:

The disclosure noted by the Staff has been revised and clarified as a result of the Staff’s comment.

The Commercial Real Estate Lending Product, page 26

Comment:

17.

We note your disclosure that you have vetted and designed what you believe to be proprietary pricing and lending model for the commercial real estate finance debt and equity market and that this lending model will enable you to successfully compete. Please revise your disclosure to describe the pricing and lending model to which you refer and explain what makes it proprietary.

Response:

The disclosure has been clarified and revised as requested by the Staff,

Loan Production Relationships, page 27

Comment:

18.

We note your disclosure that you and your affiliated lenders have “strategically aligned [yourselves] with top commercial real estate mortgage bankers nationwide with the goal of utilizing their production networks.”  Please revise to disclose the commercial real estate mortgage bankers to which you refer or advise us why such disclosure is not applicable.

Response:

The disclosure has been clarified and revised as requested by the Staff,

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 28

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Comment:

19.

We note your disclosure that you generated $12,000 in revenues for the six months ended June 30, 2017 from your new line of business.  Please revise to provide greater details surrounding the revenue earned during this time period.

Principal Stockholders, page 33

Comment:

20.

For the principal stockholder Omega Commercial Finance Corp., please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities.

Response:

The names of the natural persons with voting or dispositive control over the Company’s shares of common stock held by Omega have been added to the footnotes to the Principal Stockholders table as requested by the Staff.

Certain Relationships and Related Transactions, page 33

Review, Approval and Ratification of Related Party Transactions, page 33

Comment:

21.

We note your disclosure that all related party transactions are subject to the approval of your board of directors.  Please revise to include risk factor disclosure in light of the fact that your board of directors has no independent directors.

Response:

The disclosure has been revised in response to the Staff’s comments.

Index to Financial Statements, page F-1

Comment:

22.

Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response:

The financial statements included in the Prospectus, have been updated as required by Rule 8-08 of Regulation S-X, as well as the narrative discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Report of Independent Registered Public Accounting Firm, page F-2

Comment:

23.

Your audit report refers to the covered financial statements for the years ended December 31, 2016 and 2015 in the introductory paragraph while the opinion paragraph refers to the results of your operations and cash flows for the years ended December 2015 and 2014.  Please have your auditor revise the report to provide an opinion on the results of operations and cash flows for the years ended December 31, 2016 and 2015.

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Response:

A corrected auditor’s report is included in the filing made herewith.

Item 15. Recent Sales of Unrestricted Securities, page II-1

Comment:

24.

We note your disclosure that you issued shares of common stock to six consultants.  As to any securities sold otherwise than for cash, please revise state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant.  Please refer to Item 701(c) of Regulation S-K.

Response:

The Item 15 disclosure has been expanded to provide the additional information required by Item 701(c) of Regulation S-K.

Exhibits

Comment:

25.

We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft exhibit should be filed on EDGAR as correspondence.

Response:

All the additional exhibits are filed herewith.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 5. Market for Common Equity and Related Stockholder Matters, page 8

Comment:

26.

Please provide us with the information required by Items 201 and 701 of Regulation S-K or tell us why you are not required to do so.  Please refer to Item 5 of Form 10-K.

Response:

The information required by Items 201 and 701 of Regulation S-K has been added to Item 5.  We respectfully note that the Form 10-K was prepared by prior management and counsel.

Report of Independent Registered Public Accounting Firm, page 12

Comment:

27.

Your audit report refers to the covered financial statements for the years ended December 31, 2016 and 2015 in the introductory paragraph while the opinion paragraph refers to the results of your operations and cash flows for the years ended December 2015 and 2014.  Please have your auditor revise the report to provide an opinion on the results of operations and cash flows for the years ended December 31, 2016 and 2015.

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Response:

A corrected auditor’s report is included in the filing made herewith.

Item 9A. Controls and Procedures, page 24

Comment:

28.

Please revise your disclosure in future filings to disclose whether you applied the 1992 or 2013 COSO framework in your evaluation of internal control over financial reporting.  Reference is made to Item 308(a)(2) of Regulation S-K.

Response:

We have clarified the disclosure in the Form 10-K with respect to the Staff’s comment and we recognize our obligation to so specify in future filings.

Comment:

29.

We note your conclusion that your disclosure controls and procedures were effective while also concluding that your internal control over financial reporting was not effective due to material weaknesses related to insufficient resources, inadequate segregation of duties and a lack of audit committee and outside directors on the Company’s Board of Directors.  Please explain to us how you arrived at different effectiveness conclusions in light of the existing material weaknesses.

Response:

We have revised the disclosure in Item 9A of the Form 10-K to eliminate the inconsistency.

If you have any further questions or comments, kindly contact the undersigned at (305) 704-3294 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

ALPHA MANAGEMENT INC.

By:  /s/ Todd C, Buxton

Todd C. Buxton, Chief Executive Officer

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